UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 22, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

2Q14 Results

2Q14 Results

Partial repurchase of debt securities and 2024 Bond issuance allowed the cost of foreign currency denominated debt to reduce to 3.8% p.a. and to extend the average maturity to 52 months

Key Figures	Unit	2Q14	1Q14	2Q13	2Q14 vs 1Q14	2Q14 vs 2Q13	6M14	6M13	6M14 vs 6M13	Last 12 months (LTM)
Pulp Production	000 t	1,271	1,277	1,291	0%	-1%	2,548	2,554	0%	5,253
Pulp Sales	000 t	1,334	1,188	1,269	12%	5%	2,522	2,456	3%	5,265
Net Revenues	R$ million	1,694	1,642	1,669	3%	1%	3,336	3,119	7%	7,135
Adjusted EBITDA[1]	R$ million	594	679	647	-13%	-8%	1,272	1,211	5%	2,857
EBITDA margin	%	35%	41%	39%	-6 p.p.	-4 p.p.	38%	39%	-1 p.p.	40%
Net Financial Result[2]	R$ million	(68)	(170)	(1,162)	-	-	(238)	(1,228)	-	(1,064)
Net Income (Loss)	R$ million	631	19	(593)	-	-	650	(570)	-	522
Free Cash Flow[3]	R$ million	248	9	234	-	6%	257	400	-	1,125
Gross Debt (US$)	US$ million	3,840	3,732	4,485	3%	-14%	3,840	4,485	-14%	3,840
Gross Debt (R$)	R$ million	8,457	8,445	9,936	0%	-15%	8,457	9,936	-15%	8,457
Cash[4]	R$ million	1,776	1,475	1,683	20%	6%	1,776	1,683	6%	1,776
Net Debt (R$)	R$ million	6,681	6,970	8,253	-4%	-19%	6,681	8,253	-19%	6,681
Net Debt (US$)	US$ million	3,033	3,080	3,725	-2%	-19%	3,033	3,725	-19%	3,033
Net Debt/EBITDA LTM	x	2.3	2.4	3.3	-0.1 x	-0.9 x	2.3	3.3	-0.9 x	2.3
Net Debt/EBITDA LTM (US$)[5]	x	2.4	2.4	3.0	0.1 x	-0.6 x	2.4	3.0	-0.6 x	2.4

(1) Adjusted by non-recurring and non-cash items | (2) Includes results from financial investments, monetary and exchange variation, mark-to-market of hedging and interest
(3) Does not include the sale of assets and the equity acquisition of Ensyn | (4) Includes the hedge fair value | (5) For covenants purposes

2Q14 Highlights

- Partial repurchase of bonds in the amount of US$486 million.
- Issuance of US$600 million due in 2024 (2024 Bond), with coupon 5.25% p.a., allowed to extend the average debt tenor to 52 months.
- Cost reduction of foreign currency denominated debt to 3.8% p.a. (1Q14: 4.1% p.a. | 2Q13 4.7% p.a.)
- Net debt/EBITDA in *reais* at 2.3x (Mar/14: 2.4x | Jun/13: 3.3x).
- Gross debt was R$8,457 million, stable compared to 1Q14 and 15% lower than 2Q13, respectively.
- Scheduled maintenance downtimes at Aracruz, Veracel and Três Lagoas Unit A and B Plant successfully concluded.
- Pulp production of 1.3 million t, stable in comparison to 1Q14 and 1% lower than 2Q13. In LTM, the production reached 5.3 million t.
- Pulp sales of 1.3 million t, 12% and 5% above 1Q14 and 2Q13, respectively. In the LTM, the sales reached 5.265 million t, meaning over 100% of the production volume in the period.
- Net revenue of R$1,694 million (1Q14: R$1,642 million and 2Q13: R$1,669 million). In the LTM, net revenues totaled a record of R$7,135 million.
- Additional R$23/t and R$27/t on energy sales quarter-on-quarter and year-on-year, respectively, which contributed the cash cost to reach R$486/t, excluding the downtimes effects, that represents 7% lower than 1Q14 and in line with 2Q13. The cash cost was R$559/t, 2% higher than 1Q14 and 2Q13.
- Adjusted EBITDA of R$594 million, 13% and 8% lower than 1Q14 and 2Q13, respectively. LTM adjusted EBITDA totaled R$2,857 million. EBITDA margin of 35%, 6 p.p. and 4 p.p. lower than 1Q14 and 2Q13, respectively.
- EBITDA/t for this quarter was of R$445 (US$200/t), 22% and 13% lower than 1Q14 and 2Q13, respectively.
- Free cash flow in the past twelve months reached R$1,125 million (US$93/t), representing 9.5% of free cash flow yield on 06/30/2014.
- BEFIEX tax credits in the amount of R$861 million, with a net effect in the net income of R$568 million. The credit will be used to pay federal taxes.
- Net income of R$631 million (1Q14: R$19 million | 2Q13: R$(593) million). In the first half of 2014, the net income was R$650 million.
- Excluding non-recurring effects (repurchase of Bonds and BEFIEX tax credits), net income would have been R$139 million in the quarter and R$358 million in the first half of 2014.

Subsequent Events

- 3º Investor Tour to take place at Jacareí Unit in September 16, 2014.

Market Cap – June 30, 2014:	Conference Call: July 23, 2014	Investor Relations
R$11.9 billion | US$5.4 billion FIBR3: R$21.43 FBR: US$9.72 Shares Issued: 553,934,646 shares	Portuguese: 11 A.M. (Brasilia) | Tel: +55 11 3193-1001 English: 12 A.M. (Brasilia) | Tel: +1 412 317-6776 Webcast: www.fibria.com.br/ir	Guilherme Cavalcanti André Gonçalves Camila Nogueira Roberto Costa Raimundo Guimarães ir@fibria.com.br | +55 (11) 2138-4565

The operational and financial information of Fibria Celulose S.A. for the 2nd quarter of 2014 (2Q14) is presented in this document on a consolidated basis and is expressed in reais, unaudited and prepared in accordance with the Brazilian Corporation Law. The results of Veracel Celulose S.A. were included in this document based on 50% proportional consolidation, with elimination of all intercompany transactions.

2

2Q14 Results 3 Contents Executive Summary 4 Pulp Market 5 Production and Sales 6 Results Analysis 7 Financial Result 10 Net Income 12 Debt 13 Capital Expenditures 15 Free Cash Flow 16 Capital Market 16 Subsequent Events 17 Appendix I – Revenue x Volume x Price * 18 Appendix II – Income Statement 19 Appendix III – Balance Sheet 20 Appendix IV – Statement of Cash Flows 21 Appendix V – EBITDA and adjusted EBITDA breakdowns (CVM Instruction 527/2012) 22 Appendix VI – Economic and Operational Data 23

2Q14 Results 4 Executive Summary The inventories of hardwood pulp in 1Q14, closed the month of May at 48 days of production, while the PIX/FOEX BHKP Europe decreased 2% in the quarter. On the other hand, the increase of demand, especially during the month of June, contributed to the positive development of Company’s sales for the quarter (increase of 12% in the period). It allowed the net revenue to have a small increase, although the interventions of the Brazilian Central Bank and the inflow of resources into Brazil have pressured the average dollar, which caused a negative impact on the average net pulp price in reais. On the other side, the Company kept chasing initiatives to obtain a production cash cost more competitive, evidenced by the increase of energy sale through the quarter, in addition to continue with its strategy of debt cost reduction. On May 9, 2014, Fibria announced the partial repurchase of its debt securities maturing in 2021 issued by Fibria Overseas Finance Ltd. (wholly-owned subsidiary of Fibria) with coupon of 6.75% p.a., in the amount of US$430 million that represents 78% of the total outstanding. With this transaction, the outstanding principal balance of 2021 Notes was US$118 million. Concurrently, a new issuance of US$600 million debt bonds maturing in 2024 was contracted by the same subsidiary, with coupon of 5.25% p.a. These transactions were consistent with Fibria’s indebtedness strategy to reduce its debt service costs and increase the average tenor of its total debt. The expenses incurred by the Company in connection with the early redemption of the 2021 notes impacted the 2Q14 in approximately US$55 million, a portion of which non-cash. On June 05, the Company announced that the Brazilian Federal Revenue Service deferred the request for credit qualification, filed in March, 2014, related to IPI premium-credit granted by the Committee’s Program for Granting of Tax Benefits and Export Special Programs – BEFIEX, according to judicial resolution in October, 2013, as detailed in explanatory note 20 of the ITR. The value of the federal credit then qualified with accounting record by the Company in June, 2014 was of R$861 million, with net effect in the income, after taxation, in the amount of R$568 million. The Company will use this credit to compensate federal taxation payments, such as, Income Tax, Social Contribution, and Pis/Cofins. In 2Q14, pulp production was 1.271 million t, stable when compared to 1Q14, due to a higher number of production days in the period and more operating efficiency, despite the stronger impacts with the scheduled maintenance downtimes. In comparison to 2Q13, the production was 1% lower due to the stronger effect of the scheduled downtime of Veracel Unit, which in 2013 was fully absorbed. The sales volume totaled 1.334 million t, 12% higher than 1Q14 due to the higher sales volume to North America and Asia. Year-on-year, sales were 5% higher due to the increased volume to Asia. Pulp inventories closed the quarter at 52 days. The cash production cost in the quarter was R$559/t, 2% higher than 1Q14, mainly due to the scheduled maintenance downtimes, partially compensated by the better result with the energy sales and lower wood cost. Year-on-year, the 2% increase was chiefly due to the higher impact of scheduled maintenance downtimes, given that the downtime of Veracel Unit had a major impact on 2Q14, and to the higher cost with wood from third-parties. Excluding the downtimes effects, the production cash cost presented a decrease of 7% in comparison to 1Q14 and stability comparing to the same period last year. These fluctuations are mainly due to the best utilities results (2Q14: R$36/t |1Q14: R$18/t | 2Q13: R$14/t), chiefly explained by the higher energy sales (higher price and volume). Fibria continues to take actions seeking to minimize its cost structure and aiming to maintain the cash production cost increase in 2014 below inflation. The Company is prepared to face any adverse scenario regarding the possibility of energy shortage in 2014, considering that it is self-sufficient. In the first semester, Fibria produced 114% of the energy necessary to pulp production.

2Q14 Results 5 Adjusted EBITDA in 2Q14 totaled R$594 million, with a 35% margin. This figure fell 13% and 8%, compared to 1Q14 and 2Q13, respectively, due to the lower net pulp price in reais and to the higher cost of product sold, which is chiefly due to the higher sales volume. The reduction on the average pulp price in reais, when compared to 1Q14 is due to the depreciation of 6% of the average dollar against the real and the reduction of the pulp price in dollar. Compared to 2Q13, the reduction is due to the decrease in the price of pulp and to the sale mix by region, which had a negative impact for the quarter. The EBITDA of the last 12 months totaled R$2,857 million, with a 40% margin. The free cash flow for the quarter was R$248 million, an increase comparing to R$9 million and R$234 million for 1Q14 and 2Q13, respectively. In the past 12 months the FCF was R$1,125 million, which is corresponded to 9.5% of free cash flow yield on 06/30/2014. The financial result was R$68 million negative in 2Q14, compared to negative R$170 million in 1Q14. This variation is mainly explained by the lower expenses incurred from the repurchase of bonds, partially offset by the lower revenue from foreign exchange variations on the debt and hedge operations. Compared to 2Q13, the financial expense reduction is mostly due to the weaker effect of the exchange variation on the debt, when compared to the previous year when the dollar appreciated 10% against the real. It is worth mentioning the 22% decline in interest expenses year-on-year, resulting from the liability management initiatives seeking the reduction of indebtedness. Gross debt in reais was R$8,457 million, stable when compared to 1Q14 and 15% lower than 2Q13. Fibria closed the quarter with a cash position of R$1,776 million. The repurchase of 78% of the outstanding 2021 bonds announced in May, and the issuance of bonds with maturity in 2024, which the coupon was 5.25% p.a. reduced the cost of the debt in dollars to 3.8% p.a. compared to 4.1% p.a. in the previous quarter, in addition to extend the average debt tenor to 52 months. As a result of the above mentioned factors, Fibria closed 2Q14 with net income of R$631 million, compared to R$19 million in 1Q14 and a loss of R$593 million in 2Q13 (more information on page 12). Pulp Market The expectation for the arrival of the new pulp capacities volumes and the harsh winter in North America during the first months of the year provided a scenario of pressure in the market, leading to a reduction in demand and price drops in the beginning of 2Q14. However, with the consumers’ level of pulp inventory relatively low and prices reaching the bottom, making some pulp producers to take market-related downtime, mainly in Asia, the demand soon started to gain strength, resulting in a good development of sales started in mid-May and extended through June. As a result, Fibria’s sales in 2Q14 grew 5.2% (or 66 thousand t) related to 2Q13. In general, the eucalyptus pulp sales have been presenting good results in 2014, despite the weak performance of the global pulp market, which includes both softwood and hardwood grades. The market statistics disclosed in the World-20 report of the Pulp and Paper Products Council (PPPC) showed that, while the global pulp sales dropped 0.8% (-161 thousand t) in the first five months of the year, eucalyptus pulp sales increased by 2.9% (+185 thousand t) compared to the same period of 2013. This positive result is partially related to the growth of eucalyptus pulp shipments associated to the closures of other hardwood capacities that occurred throughout 2013. The improvement in sales has been expressive especially in China and Europe, with a growth of 7% (+94 thousand t) and 4% (+109 thousand t) respectively. The increasing spread between softwood and hardwood prices were also reflected in the performance of the pulp demand through the quarter. At the end of June, the PIX/FOEX prices difference between both fibers in the European market reached US$184/t, accumulating an increment of US$47/t since the beginning of the year.

2Q14 Results 6 Source: PPPC World 20 May 2014 The market scenario is expected to continue very competitive in the next months due to the new pulp capacities that are gradually hitting to the market. However, the good performance of sales to China and the recovery in European demand in August, after the seasonal weak period during the summer in the Northern Hemisphere, shall overlap the traditional concentration of scheduled maintenance downtime that will take place in the third quarter of the year (around 140 thousand t are projected to be removed from the market), positively contributing to the stability of market fundamentals. Production and Sales In 2Q14, Fibria held the scheduled maintenance downtimes at the mill A and C of the Aracruz Unit, Três Lagoas Unit and Veracel Unit, the latter starting at the end of March and concluded on April 10. All were carried out as planned, in line with the Company’s budget and duration. Pulp production totaled 1,271 thousand t in 2Q14, stable comparing to 1Q14, due to the higher number of production days (2Q14: 91 days | 1Q14: 90 days) and more operational efficiency, despite the stronger impact of the scheduled downtimes. Year-on-year, production was 1% lower due to the Veracel downtime concluded in second quarter, as opposed to this year. Pulp inventories totaled 767 thousand t (52 days), 8% less than 1Q14 – 834 thousand t (56 days) and 2% below 2Q13 – 781 thousand t (53 days). Production ('000 t) 2Q14 1Q14 2Q13 2Q14 vs 1Q14 2Q14 vs 2Q13 6M14 6M13 6M14 vs 6M13 Last 12 months Pulp 1,271 1,277 1,291 0% -1% 2,548 2,554 0% 5,253 Sales Volume ('000 t) Domestic Market Pulp 117 116 101 1% 16% 232 220 6% 460 Export Market Pulp 1,217 1,072 1,168 14% 4% 2,290 2,236 2% 4,804 Total sales 1,334 1,188 1,269 12% 5% 2,522 2,456 3% 5,265 -0.8% -0.6% -1.4% 2.9% -2.0% -1.0% 0.0% 1.0% 2.0% 3.0% 4.0% Total Market Pulp Softwood Hardwood Eucalyptus Global market pulp shipments by grade (Jan - May - 000 t) -161kt -52kt -114kt +185kt

2Q14 Results

Below is the 2014 schedule of maintenance downtimes for Fibria's mills.


Fibria's Maintenance Downtimes Schedule – 2014
Mill
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Aracruz "A"
Aracruz "B"
Aracruz "C"
Jacarei
Três Lagoas
Veracel

Sales volume totaled 1,334 thousand t, up 12% quarter-on-quarter, as a result of increase in sales volume to North America and Asia. When compared to 2Q13, the sales volume was 5% higher due to the increase in sales to Asia, partially offset by the reduction of volumes destined to North America. In the past 12 months, Fibria's sales totaled 5,265 thousand t, corresponding to over 100% of the production over the same period. Sales to Europe represented 42% of total sales, followed by Asia with 27%, North America with 22% and Latin America with 9%.

Results Analysis

Net Revenues (R$ million)	2Q14	1Q14	2Q13	2Q14 vs 1Q14	2Q14 vs 2Q13	6M14	6M13	6M14 vs 6M13	Last 12 months
Domestic Market Pulp	129	136	108	-5%	20%	265	231	15%	538
Export Market Pulp	1,543	1,486	1,543	4%	0%	3,029	2,851	6%	6,519
Total Pulp	**1,672**	**1,622**	**1,651**	**3%**	**1%**	**3,294**	**3,083**	**7%**	**7,057**
Portocel	22	20	18	7%	21%	42	36	18%	79
Total	**1,694**	**1,642**	**1,669**	**3%**	**1%**	**3,336**	**3,119**	**7%**	**7,135**

Net revenue was R$1,694 million in 2Q14, 3% and 1% higher than 1Q14 and 2Q13, respectively, as a result of a larger sales volume, compensated by the decrease of net average price in *reais* (8% and 4% respectively). Quarter-on-quarter, the decrease of net average price is explained by the depreciation of 6% of the average dollar and by the decrease of the pulp price in dollar (2%). Year-on-year, the variation is due to the decrease in the pulp price in dollar and the mix of sales by region. In the past 12 months, the net revenue was a record of R$7,135 million.

The cost of goods sold (COGS) was 16% higher quarter-on-quarter, mainly due to the higher sales volume. Year-on-year, COGS was up 9% due to the higher volume sold, foreign exchange effects, specially on the freight, and to the higher production cost (see further details following).

The cash production cost in 1Q14 was R$559/t, up 2% compared to 1Q14, due to the scheduled maintenance downtimes at mill A and B of the Aracruz Unit, Três Lagoas Unit and Veracel Unit. The utilities results (specially energy sale), that in the quarter posed an additional of R$23/t and the lower cost with wood, in turn explained by the lower cost with transportation (modal, and contractual adjustments) positively contributed to performance of 2Q14. The Company believes that it is prepared to face the possible energy shortage scenario, considering that it is self-sufficient. Energy

7

2Q14 Results

generation is derived from the pulp production process and, therefore, it does not depend on energy generation from the market. Year-on-year, the 2% increase was chiefly explained by the greater impact of scheduled maintenance downtime, given that, as opposed to last year, the downtime in Veracel Unit took place mainly in April, and by the higher wood costs (more expenses with third-party wood and transportation). These effects were partially offset by the better result with utilities (R$27/t), boosted by energy sales. Excluding the downtime effects, the cash production cost was R$486/t, down 7% quarter-on-quarter and stable year-on-year. It is important to highlight that the depreciation of the average dollar was 7.9% in the last twelve months, while inflation was 6.5% (IPCA). Fibria will continue to pursue its goal of keeping the cash production cost increase in 2014 below inflation.

Pulp Cash Cost	R$/t
1Q14	549
Maintenance downtimes	47
Higher maintenance costs	3
Higher labor costs	3
Better results with utilities	(23)
Lower cost with wood transportation	(9)
Lower input consumption (chemicals and energy)	(8)
Volume	(3)
Exchange Rate	(4)
Other	4
2Q14	559


Cash Cost
(R$/t)
546
549
559
2Q13
1Q14
2Q14

Pulp Cash Cost	R$/t
2Q13	546
Maintenance downtimes	14
Third party wood (2Q14: 11%| 2Q13: 9%) and higher transportation costs	13
Exchange rate	5
Higher maintenance costs	4
Better results with utilities	(27)
Other	4
2Q14	559


Cash Cost ex-Downtime
(R$/t)
488
524
486
2Q13
1Q14
2Q14


Production Cash Cost
2Q13
Other Fixed 3%
Personnel 6%
Maintenance 17%
Other Variable 4%
Energy 9%
Chemicals 20%
Wood 41%
Production Cash Cost
2Q14
Other Fixed 4%
Personnel 5%
Maintenance 20%
Other Variable 4%
Energy 4%
Chemicals 20%
Wood 43%
Variable costs
Fixed costs

8

2Q14 Results

Selling expenses totaled R$88 million in 2Q14, up 11% quarter-on-quarter as a result of the higher sales volume. Year-on-year, selling expenses were down 3% due to lower logistics expenses. The ratio of selling expenses over net revenue remained stable (5%) as compared to both periods.

Administrative expenses totaled R$62 million, down 9% quarter-on-quarter due to reduced expenditures with administrative salaries. Year-on-year, the 15% reduction is explained by lesser expenses with administrative salaries and third-party services.

Other operating revenue (expense) totaled a revenue of R$915 million in 2Q14, as compared to a revenue of R$6 million in 1Q14 and R$12 million in 2Q13. This variation is chiefly due to the effect of R$869 million resulting from IPI premium-credit granted by BEFIEX Program, in addition to the biological assets revaluation that led to a positive variation of R$87 million. The annual variation was explained by the same reason (premium-credit by BEFIEX).


EBITDA (R$ million) and
EBITDA Margin (%)
39%
41%
35%
647
679
594
2Q13
1Q14
2Q14


EBITDA/t
(R$/t)
509
571
445
2Q13
1Q14
2Q14

Adjusted EBITDA reached R$594 million in 2Q14 with margin at 35%. There were reductions of 13% and 8%, when compared to 1Q14 and 2Q13, respectively, primarily due to the lower net pulp price in *reais* (-8% and -4%, respectively) and the higher cost of product sold, in turn chiefly explained by the higher sold volume. The decrease of average net price in *reais* quarter-on-quarter is related to the depreciation of 6% the average dollar against the real and to the reduction of pulp price in dollar. On the other hand, year-on-year, the reduction is due to the decrease in pulp price and to the mix of sales by region, which had a negative impact this quarter. The graph below shows the main variations in the quarter:


EBITDA 2Q14 x 1Q14
R$ million
679
(14)
665
204
(51)
(101)
(129)
(9)
6
909
1,494
(900)
594
1Q14 Adjusted EBITDA
Non-recurring effects / non-cash
1Q14 EBITDA
Volume
Price
FX
COGS
Selling
G&A
Other oper. Expenses
2Q14 EBITDA
Non-recurring effects / non-cash
2Q14 EBITDA Ajustado

9

2Q14 Results

Financial Result

(R$ million)	2Q14	1Q14	2Q13	6M2014	6M2013	2Q14 vs 1Q14	2Q14 vs 2Q13	6M2014 vs 6M2013
Financial Income (including hedge result)	**82**	**146**	**(180)**	**228**	**(96)**	**-44%**	**-**	**-**
Interest on financial investments	23	26	20	49	53	-12%	15%	-8%
Hedging(1)	59	120	(200)	179	(149)	-51%	-	-
Financial Expenses	**(109)**	**(137)**	**(140)**	**(246)**	**(294)**	**-20%**	**-22%**	**-16%**
Interest - loans and financing (local currency)	(52)	(52)	(46)	(104)	(91)	0%	13%	14%
Interest - loans and financing (foreign currency)	(57)	(85)	(94)	(142)	(203)	-33%	-39%	-30%
Monetary and Exchange Variations	**113**	**151**	**(595)**	**264**	**(509)**	**-25%**	**-**	**-**
Foreign Exchange Variations - Debt	164	227	(650)	391	(525)	-28%	-	-
Foreign Exchange Variations - Other	(51)	(76)	55	(127)	16	-33%	-	-
Other Financial Income / Expenses(2)	**(154)**	**(330)**	**(247)**	**(484)**	**(329)**	**-53%**	**-38%**	**47%**
Net Financial Result	**(68)**	**(170)**	**(1,162)**	**(238)**	**(1,228)**	**-60%**	**-**	**-**

(1) Change in the marked to market (2Q14: R$(265) million | 1Q14: R$(333) million) added to received and paid adjustments.

(2) Refer to financial charges from bond buy-back in 2Q14.

Revenue from interest on investments was R$23 million, down 12% quarter-on quarter, due to the use of resources to pay commitments especially in April, and in June closing with R$2,041 million, causing an impact, on accounting basis, on the interest revenue result in the period. Year-on-year there was a 15% increase in this line mainly due to cash reduction over that quarter, used for debt settlement (principal and interests) in the period. The result of hedge operations was positive R$59 million, with R$68 million due to the positive variation in the fair value of debt hedge (see further details on derivatives - page 11).

Financial expenses with interest on loans and financing totaled R$109 million in 2Q14, down 20% quarter-on-quarter, chiefly due to the settlements in foreign currency occurred in the period (settlement of 2020 Bond at the end of march and the repurchase of US$430 million in May, 2014, corresponding to 78% of the outstanding principal of 2021 Bond). Year-on-year, the reduction of 22% (R$31 million) is mainly due to the reduction of debt in foreign currency.

Financial revenue with foreign exchange variations on dollar-denominated debt (95% of total gross debt) was R$164 million, compared to revenue of R$227 million in 1Q14. This revenue was due to the depreciation in the closing dollar in the period (2Q14: R$2.2025 | 1Q14: R$2.2630). As compared to 2Q13, the variation is explained by the appreciation of 10% of the dollar against the real in that quarter.

Other financial revenue and expense totaled an expense of R$154 million, a decrease of R$176 million over 1Q14, due to lower effect on accounting basis related to the repurchase of bonds maturing in 2020 ("Voto IV") and 2021 ("Fibria 2021"), considering that the amounts were lower than the repurchase made in the previous quarter. Such factor explains the variation when compared to 2Q13.

Mark-to-market of derivatives on June 30, 2014 was negative R$265 million (with positive R$17 million in operational hedge, negative R$257 million in debt hedge and negative R$25 million in embedded derivatives), compared to negative mark-to-market of R$333 million on March 31, 2014, a positive variation of R$68 million. This result is mainly explained by the appreciation of the real in the period, impacting open debt swaps. The cash impact of swaps maturing in the period was R$9 million, resulting in a positive impact on the financial result of R$59 million. The table below shows the hedge derivative position at the end of June:

10

2Q14 Results

Swaps	Maturity	Notional		Fair Value	
		jun/14	mar/14	jun/14	mar/14
Receive					
US Dollar Libor (2)	may/19	$ 501	$ 512	R$ 1,104	R$ 1,160
Brazilian Real CDI (3)	aug/20	R$ 805	R$ 814	R$ 1,057	R$ 1,042
Brazilian Real TJLP (4)	jun/17	R$ 370	R$ 409	R$ 355	R$ 388
Brazilian Fixed (5)	dec/17	R$ 478	R$ 518	R$ 393	R$ 418
Receive Total (a)				R$ 2,909	R$ 3,008
Pay					
US Dollar Fixed (2)	may/19	$ 501	$ 512	R$ (1,095)	R$ (1,145)
US Dollar Fixed (3)	aug/20	$ 414	$ 419	R$ (1,119)	R$ (1,148)
US Dollar Fixed (4)	jun/17	$ 228	$ 252	R$ (509)	R$ (576)
US Dollar Fixed (5)	dec/17	$ 233	$ 253	R$ (443)	R$ (490)
Pay Total (b)				R$ (3,166)	R$ (3,359)
Net (a+b)				R$ (257)	R$ (351)
Option					
US Dollar Options	up to 10M	$ 1,031	$ 932	R$ 17	R$ 8
Options Total (d)				R$ 17	R$ 8
Embedded Derivatives - Forestry Partnership and Standing Timber Supply Agreements					
Receive					
US Dollar Fixed	dec/34	$ 925	$ 936	R$ 1	R$ 19
Pay					
US Dollar CPI	dec/34	$ 925	$ 936	R$ (26)	R$ (9)
Embedded Derivatives Total (e)				R$ (25)	R$ 10
Net (a+b+c+d+e)				R$ (265)	R$ (333)

Zero cost collar operations have become more appropriate in the current foreign exchange scenario, especially because of the dollar's volatility, as these operations allow the Company to lock in the exchange rate at the same time that it minimizes the negative impacts of a rapid depreciation of the real. The instrument consists of hedging an exchange range favorable to the cash flow, within which Fibria does not pay nor does it receive adjustments. At the same time that the Company is protected in these scenarios, this feature allows Fibria to capture greater benefits in export revenues in the event of a rising dollar. Currently, the operations have a maximum term of 12 months, coverage of 42% of net foreign exchange exposure and are only used to hedge cash flow exposures.

Derivatives used to hedge the debt (swaps) seek to transform real-denominated debt into dollar-denominated debt or to protect existing debt from unfavorable oscillations in interest rates. Thus, all swap asset legs are matched with the cash flows of the respective hedged debt. The fair value of these operations corresponds to the net present value of expected flows through maturity (44 month average in 2Q14) and, therefore, has a reduced cash impact.

Forestry partnership and the related standing wood sale contracts on December 30, 2013 are denominated in U.S. dollars per cubic meter of standing wood, adjusted according to U.S. inflation as measured by the CPI (Consumer Price Index), which is not considered to be related to inflation in the economies where these areas are located, for an inherent derivative. This instrument, presented in the table above, is a swap of the variations in the US-CPI for the period of the above mentioned contracts. See note 9 (e) of the 2Q14 Financial Statements for more details and sensitivity analysis of the fair value in the event of acute variations in the US-CPI.

All of the financial instruments were contracted in accordance with the guidelines established by the Market Risk Management Policy, and are conventional instruments without leverage or margin calls, duly registered with CETIP

11

2Q14 Results

(Securities Custody and Financial Settlement Clearinghouse), with cash impacts only upon their respective maturities and amortizations. The Company's Governance, Risk and Compliance area is responsible for the verification and control of positions involving market risk and independently reports directly to the CEO and to the other departments and bodies involved in the process, ensuring implementation of the policy. Fibria's Treasury area is responsible for the execution and management of financial operations.

Net Income

In 2Q14, the Company posted net income of R$631 million, profit account of R$19 million in 1Q14 and loss of R$593 million in 2Q13. Compared to 1Q14, the variation is mainly explained by i) revenue from accounting of IPI premium-credits related to BEFIEX Program (see explanatory note Nr. 20 of the ITR) and ii) better financial income due to the lower impact with financial charges related to the repurchase of debt bonds. In comparison to 2Q13, in addition to the mentioned factors, the result with the foreign exchange variation on the debt also explains the increase in net income. These effects were partially compensated by the increase in the cost of products sold in both periods.

If we disregard the revenue with the IPI premium-credits and the financial charges related to the repurchase of debt bonds, the net income for the quarter would have had a profit of approximately R$139 million and R$358 million in the first half of 2014.

Net Income (R$ million)



594
900
BEFIEX
1,494
223
Δ exchange rate debt
Δ MtM hedge
(154)
(86)
(487)
(308)
BEFIEX
(51)
631
Adjusted EBITDA
BEFIEX / Other rev./Opex
EBITDA
Δ exchange rate debt / ΔMtM hedge
Bonds Redemption
Net Interest
Deprec., Amort. and Depletion
IR/CS
Other¹
Net Income

(1) Considering other exchange and currency variation.

12

2Q14 Results

Debt

	Unit	Jun/14	Mar/14	Jun/13	Jun/14 vs Mar/14	Jun/14 vs Jun/13
Gross Debt	**R$ million**	8,457	8,445	9,936	0%	-15%
Gross Debt in R$	R$ million	458	386	696	19%	-34%
Gross Debt in US$[1]	R$ million	7,999	8,059	9,241	-1%	-13%
Average maturity	**months**	52	47	57	5	-5
Cost of debt (foreign currency)[2]	**% p.a.**	3.8%	4.1%	4.7%	-0.3 p.p.	-0.9 p.p.
Cost of debt (local currency)[2]	**% p.a.**	7.3%	7.2%	8.4%	0.1 p.p.	-1.1 p.p.
Short-term debt	**%**	20%	17%	8%	3 p.p.	12 p.p.
Cash and cash Equivalents in R$	R$ million	1,057	958	1,434	10%	-26%
Cash and cash Equivalents in US$	R$ million	984	850	656	16%	50%
Fair value of derivative instruments	R$ million	(265)	(333)	(407)	-20%	-35%
Cash and cash Equivalents [3]	**R$ million**	1,776	1,475	1,683	20%	6%
Net Debt	**R$ million**	6,681	6,970	8,253	-4%	-19%
Net Debt/EBITDA (in R$)	**x**	2.3	2.4	3.3	-0.1	-1.0
Net Debt/EBITDA (in US$)[4]	**x**	2.4	2.4	3.0	0.0	-0.6

(1) Includes BRL to USD swap contracts. The original debt in dollars was R$ 6,021 million (71% of the total debt) and debt in reais was R$ 2,436 million (29% of the debt)
(2 The costs are calculated considering the debt swap
(3) Includes the fair value of derivative instruments
(4) For covenant purposes

The balance of gross debt on June 30, 2014 was R$8,457 million, stable comparing to 1Q14, primarily explained by the 2020 and 2021 bonds repurchase and by the 2024 Bond in the period. As compared to 2Q13, gross debt fell R$1,479 million, primarily as a result of continued liability management initiatives. In the quarter, Fibria repurchased and cancelled R$1,079 million (US$486 million) of the 2020 and 2021 Bonds at a rate of 7.75% p.a. and 6.75% p.a. and issued R$1,330 million (US$600 million) due in 2024 (Fibria 2024) with interest of 5.25 p.a. The total repurchases in the year, to date, will provide annual savings of US$63 million in interest payments, considering the new issuance. The graph below shows changes in gross debt in the quarter:


Gross Debt (R$ million)
8,445
1,518
(1,467)
109
(164)
16
8,457
Gross Debt Mar/14
Loans
Principal/Interest Payment
Interest Accrual
Foreign Exchange Variation
Others
Gross Debt Jun/14

Financial leverage in *reais* was at 2.3x on June 30, 2014, as a result of the net indebtedness level in the period.

13

2Q14 Results

The average cost of local currency denominated debt in June, 2014 was 7.3% p.a. (Mar/14: 7.2% p.a. | Jun/13: 8.4% p.a.) and the cost in foreign currency denominated debt was 3.8% p.a. (Mar/14: 4.1% p.a. | Jun/13 4.7 p.a.). The Company will continue to seek opportunities to reduce the cost of its debt. The graphs below show Fibria's debt by instrument, indexer and currency (including debt swaps):


Gross Debt by Type
5%
12%
38%
22%
23%
Pre-Payment
Bond
BNDES
NCE
Others


Gross Debt by Index
4%
11%
26%
59%
Libor
Pre Fixed
TJLP
Others


Gross Debt by Currency
7%
93%
Local currency
Foreign currency

The average tenor of total debt was 52 months in Jun/2014, compared to 47 months in Mar/14 and 57 months in Jun/13. The repurchase of 2021 and 2020 (Voto IV) bonds, and the issue of the 2024 Bond extended the average tenor of the Company's debt. The graph below shows the amortization schedule of Fibria's total debt:


Amortization Schedule
(R$ million)
1,068
213
855
773
459
314
769
318
451
1,355
524
831
1,215
437
778
923
133
790
545
174
371
453
135
318
48
6
1,302
1,302
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Foreign Currency
Local Currency

The cash and cash equivalents position on June 31, 2014 was R$1,776 million, including the negative R$265 million mark-to-market of hedge instruments. Excluding the mark-to-market impact on cash, 53% was invested in local currency in fixed-income public bonds and the remainder, in short-term investments abroad.

The Company has 4 revolving credit facilities in the total amount of R$1,467 million with availability of four years as of contracting, with 3 in local currency that sum up to R$850 million (contracted in Mar/13 and Mar/14) with a cost of 100% of the CDI + 1.5% p.a. to 2.1% p.a. when used (when not in use, the cost in reais will be 0.33% p.a. to 0.35% p.a.) and 1 facility in foreign currency in the amount of US$280 million (contracted in Mar/14) with a cost of 1.55% p.a. plus the 3-month LIBOR when used (when not in use, the cost of 35% of the agreed upon spread). Even though they are not in use, these funds help improve the Company's liquidity. Therefore, the cash position of R$1,776 million and these R$1,467

14

2Q14 Results

million stand-by credit facilities equals an immediate liquidity position of R$3,243 million. That being considered, the ratio between cash (including such "stand by credit facilities") and short-term debt of 2.3x on June 30, 2014.

The graph below shows the evolution of Fibria's net debt and leverage since June of 2013:


Net Debt / EBITDA (x)
(R$)
(US$)
3.3
3.0
3.0
2.9
2.8
2.6
2.4
2.4
2.4
2.3
8,253
8,240
7,849
6,970
6,681
Jun/13
Sep/13
Dec/13
Mar/14
Jun/14
Net Debt (R$ million)

Capital Expenditures

(R$ million)	2Q14	1Q14	2Q13	*2Q14 vs 1Q14*	*2Q14 vs 2Q13*	6M14	6M13	*6M14 vs 6M13*	*Last 12 months*
Industrial Expansion	11	6	-	85%	-	18	-	-	26
Forest Expansion	7	26	15	-73%	-53%	33	39	-15%	58
Subtotal Expansion	**18**	**32**	**15**	**-43%**	**21%**	**51**	**39**	**30%**	**84**
Safety/Environment	4	2	6	82%	-45%	5	9	-42%	27
Forestry Renewal	278	203	219	37%	27%	481	380	26%	950
Maintenance, IT, R&D, Modernization	91	48	81	90%	12%	139	127	9%	265
Subtotal Maintenance	**373**	**253**	**307**	**47%**	**21%**	**625**	**517**	**21%**	**1,241**
50% Veracel	27	17	28	60%	-1%	45	42	7%	83
Total Capex	**418**	**302**	**350**	**38%**	**20%**	**721**	**598**	**21%**	**1,409**

Capital expenditures (CAPEX) in the quarter totaled R$418 million, up 38% quarter-on-quarter, primarily due to increased expenditures with acquisition of forest machinery and the purchase of a larger volume of Parkia agreement standing wood. These same factors explain most of the year-on-year variation, and drove the increase in CAPEX of the last 12 months, which was R$1,409 million.

15

2Q14 Results 16 Free Cash Flow Working capital posted a negative result of R$131 million in 2Q14, compared to the negative result of R$218 million in 1Q14. This decline was mainly due to the reduction in inventories, increase in suppliers and reimbursement of credit rights. Capital Market Equities The average daily trade volume of Fibria’s shares was approximately 2.7 million, up 8% as compared to 1Q14. The average daily financial volume was US$27 million in 1Q14, stable quarter-on-quarter, with US$13.1 million traded on the BM&FBovespa and US$14.1 million traded on the NYSE. 0 20 40 60 80 100 120 Apr-14 May-14 Jun-14 Average Daily Trading Volume (US$ million) BM&FBovespa NYSE 0 2 4 6 8 10 12 14 Apr-14 May-14 Jun-14 Average Daily Trading Volume (million shares) BM&FBovespa NYSE Daily average: US$27.3 million Daily average: 2.7 million shares (R$ million) 2Q14 1Q14 2Q13 6M14 6M13 Last 12 months Adjusted EBITDA 594 679 647 1,272 1,211 2,857 (-) Capex including advance for wood puchase (418) (302) (350) (720) (598) (1,409) (-) Interest (paid)/received (58) (138) (188) (196) (268) (386) (-) Income tax (2) (3) (12) (5) (16) (20) (+/-) Working Capital 131 (218) 151 (87) 91 111 (+/-) Others 1 (8) (14) (7) (19) (28) Free Cash Flow(1) 248 9 234 257 399 1,125 (1) Doesn't include the land deal and the assets solds in 2013 (2) Doesn't include the Bond redemption disbursement (3) Doesn't include the IR/CS debt payment according to REFIS ov er the realized f oreign prof it in 2013

2Q14 Results

Fixed Income

Yield	Unit	Jun/14	Mar/14	Jun/13	Jun/14 vs Mar/14	Jun/14 vs Jun/13
Fibria 2019	%	7.6	7.4	7.5	0.2 p.p.	0.1 p.p.
Fibria 2021	%	4.6	5.0	5.5	-0.4 p.p.	-0.9 p.p.
Fibria 2024	%	5.2	-	-	-	-
Treasury 10 Years	%	2.5	2.7	2.5	0.2 p.p.	-0.2 p.p.

Price	Unit	Jun/14	Mar/14	Jun/13	Jun/14 vs Mar/14	Jun/14 vs Jun/13
Fibria 2019	USD/k	107.3	108.3	108.8	-1%	0%
Fibria 2021	USD/k	112.4	110.2	107.6	2%	2%
Fibria 2024	USD/k	100.0	-	-	-	-

Subsequent Events

3rd Investor Tour

Fibria will hold its 3rd Investor Tour on September 16, 2014 in Jacareí Unit. The event will have the participation of the Company's board of executive officers and managers.

Event scheduled to start in Jacareí: 8:30 AM

Event scheduled to end in Jacareí: 5:00 PM

Scheduled to "arrive" in São Paulo: 7:00 PM

Subscription must be made until 07/31/14 through e-mail fibriainvestortour@sbeventos.com.

17

2Q14 Results

Appendix I – Revenue x Volume x Price *

2Q14 vs 1Q14	Sales (Tons)		Net Revenue (R$ 000)		Price (R$/Ton)		2Q14 vs 1Q14 (%)		
	2Q14	1Q14	2Q14	1Q14	2Q14	1Q14	Tons	Revenue	Avge Price
Pulp									
Domestic Sales	117,063	115,615	129,290	136,144	1,104	1,178	1.3	(5.0)	(6.2)
Foreign Sales	1,217,316	1,072,493	1,542,755	1,485,861	1,267	1,385	13.5	3.8	(8.5)
Total	1,334,378	1,188,108	1,672,044	1,622,005	1,253	1,365	12.3	3.1	(8.2)

2Q14 vs 2Q13	Sales (Tons)		Net Revenue (R$ 000)		Price (R$/Ton)		2Q14 vs 2Q13 (%)		
	2Q14	2Q13	2Q14	2Q13	2Q14	2Q13	Tons	Revenue	Avge Price
Pulp									
Domestic Sales	117,063	101,531	129,290	107,898	1,104	1,063	15.3	19.8	3.9
Foreign Sales	1,217,316	1,167,735	1,542,755	1,543,238	1,267	1,322	4.2	(0.0)	(4.1)
Total	1,334,378	1,269,267	1,672,044	1,651,137	1,253	1,301	5.1	1.3	(3.7)

6M14 vs 6M13	Sales (Tons)		Net Revenue (R$ 000)		Price (R$/Ton)		6M14 vs 6M13 (%)		
	6M14	6M13	6M14	6M13	6M14	6M13	Tons	Revenue	Avge Price
Pulp									
Domestic Sales	232,678	219,813	265,434	231,494	1,141	1,053	5.9	14.7	8.3
Foreign sales	2,289,809	2,235,843	3,028,616	2,851,357	1,323	1,275	2.4	6.2	3.7
Total	2,522,486	2,455,656	3,294,049	3,082,851	1,306	1,255	2.7	6.9	4.0

*Does not include Portocel

18

2Q14 Results 19 Appendix II – Income Statement R$ AV% R$ AV% R$ AV% Net Revenue 1,694 100% 1,642 100% 1,669 100% 3% 1% Domestic Sales 151 9% 156 10% 126 8% -3% 20% Foreign Sales 1,543 91% 1,486 90% 1,543 92% 4% 0% Cost of sales (1,451) -86% (1,248) -76% (1,337) -80% 16% 9% Cost related to production (1,244) -73% (1,068) -65% (1,157) -69% 17% 8% Freight (207) -12% (180) -11% (180) -11% 15% 15% Operating Profit 243 14% 395 24% 332 20% -38% -27% Selling and marketing (88) -5% (79) -5% (91) -5% 11% -3% General and administrative (62) -4% (68) -4% (73) -4% -9% -15% Financial Result (68) -4% (170) -10% (1,162) -70% -60% -94% Other operating (expenses) income 915 54% 6 0% 12 1% - - Operating Income 939 55% 83 5% (983) -59% - - Current Income taxes expenses (90) -5% (12) -1% (1) 0% - - Deffered Income taxes expenses (218) -13% (52) -3% 390 23% - - Net Income (Loss) 631 37% 19 1% (593) -36% - - Net Income (Loss) attributable to controlling equity interest 630 37% 17 1% (596) -36% - - Net Income (Loss) attributable to non-controlling equity interest 1 0% 2 0% 2 0% -44% -35% Depreciation, amortization and depletion 487 29% 412 25% 466 28% 18% 4% EBITDA 1,494 88% 665 40% 646 39% 125% 131% Equity - 0% - 0% - 0% 0% 0% Fair Value of Biological Assets (87) -5% - 0% (36) -2% 0% - Fixed Assets disposals 3 0% 1 0% 39 2% 318% -92% Accruals for losses on ICMS credits 22 1% 25 2% 23 1% -11% -4% Tax Credits/Reversal of provision for contingencies (839) -50% (12) -1% (25) -1% - - EBITDA adjusted (*) 594 35% 679 41% 647 39% -13% -8% R$ AV% R$ AV% Net Revenue 3,336 100% 3,119 100% 7% Domestic Sales 308 9% 267 9% 15% Foreign Sales 3,029 91% 2,851 91% 6% Cost of sales (2,699) -81% (2,530) -81% 7% Cost related to production (2,312) -69% (2,184) -70% 6% Freight (387) -12% (346) -11% 12% Operating Profit 637 19% 589 19% 8% Selling and marketing (167) -5% (162) -5% 3% General and administrative (131) -4% (138) -4% -5% Financial Result (238) -7% (1,228) -39% -81% Other operating (expenses) income 920 28% 10 0% - LAIR 1,022 31% (930) -30% - Current Income taxes expenses (101) -3% (12) 0% - Deffered Income taxes expenses (270) -8% 373 12% - Net Income (Loss) 650 19% (570) -18% - Net Income (Loss) attributable to controlling equity interest 647 19% (574) -18% - Net Income (Loss) attributable to non-controlling equity interest 4 0% 4 0% -9% Depreciation, amortization and depletion 899 27% 898 29% 0% EBITDA 2,159 65% 1,196 38% 80% Equity - 0% 0% 0% Fair Value of Biological Assets (87) -3% (36) -1% 142% Property, Plant and Equipment disposal 4 0% 31 1% -88% Accruals for losses on ICMS credits 48 1% 45 1% 6% Tax Incentive (851) -25% (25) -1% 0% EBITDA adjusted 1,272 38% 1,211 39% 5% Income Statement - Consolidated (R$ million) 6M14 6M13 6M14 vs 6M13 (%) INCOME STATEMENT - CONSOLIDATED (R$ million) 2Q14 1Q14 2Q13 2Q14 vs 1Q14 (%) 2Q14 vs 2Q13 (%)

2Q14 Results

Appendix III – Balance Sheet

BALANCE SHEET (R$ million)							
ASSETS	**Jun/14**	**Mar/13**	**Dec/13**	**LIABILITIES**	**Jun/14**	**Mar/13**	**Dec/13**
CURRENT	**4,875**	**4,509**	**5,807**	**CURRENT**	**2,931**	**2,840**	**4,448**
Cash and cash equivalents	1,057	958	1,272	Short-term debt	1,402	1,454	1,474
Securities	934	802	1,068	Reclassification related to the redemption - Bond 2020	-	-	1,498
Derivative instruments	40	31	23	Derivative Instruments	73	80	107
Trade accounts receivable, net	452	410	382	Trade Accounts Payable	612	578	587
Inventories	1,323	1,398	1,266	Payroll and related charges	95	95	129
Recoverable taxes	355	173	201	Tax Liability	161	38	56
Assets avaiable for sale	590	590	590	Dividends and Interest attributable to capital payable	0	2	2
Accounts receivable - land and building sold	-	20	903	Liabilities related to the assets held for sale	470	470	470
Others	124	128	103	Others	119	122	125
	-	-	-				
NON CURRENT	**3,363**	**2,967**	**3,014**	**NON CURRENT**	**7,992**	**7,919**	**7,811**
Marketable securities	50	48	48	Long-term debt	7,055	6,990	6,801
Derivative instruments	72	87	71	Accrued liabilities for legal proceedings	134	128	129
Deferred income taxes	768	919	968	Deferred income taxes , net	309	241	236
Recoverable taxes	1,497	760	744	Tax Liability	0	0	-
Fostered advance	691	696	726	Derivative instruments	304	371	451
Others	285	457	457	Others	190	188	194
Investments	47	47	47	**SHAREHOLDERS' EQUITY - Controlling interest**	**15,092**	**14,462**	**14,445**
Property, plant & equipment , net	9,598	9,683	9,826	Issued Share Capital	9,729	9,729	9,729
Biological assets	3,589	3,448	3,423	Capital Reserve	3	3	3
Intangible assets	4,593	4,615	4,634	Statutory Reserve	3,756	3,126	3,109
				Equity valuation adjustment	1,614	1,614	1,614
				Treasury stock	(10)	(10)	(10)
				Non controlling interest	50	49	46
				TOTAL SHAREHOLDERS' EQUITY	**15,142**	**14,511**	**14,491**
TOTAL ASSETS	**26,065**	**25,270**	**26,750**	**TOTAL LIABILITIES**	**26,065**	**25,270**	**26,750**

20

2Q14 Results

Appendix IV – Statement of Cash Flows

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW (R$ million)	2Q14	1Q14	2Q13	6M14	6M13
INCOME (LOSS) BEFORE TAXES ON INCOME	**939**	**83**	**(983)**	**1,022**	**(930)**
Adjusted by					
(+) Depreciation, depletion and amortization	487	412	466	899	898
(+) Unrealized foreign exchange (gains) losses, net	(113)	(151)	596	(264)	509
(+) Change in fair value of derivative financial instruments	(59)	(120)	200	(179)	149
(+) Fair value of biological assets	(87)	-	(36)	(87)	(36)
(+) (Gain)/loss on disposal of property, plant and equipment	3	1	39	4	31
(+) Interest and gain and losses in marketable securities	(23)	(23)	(21)	(45)	(48)
(+) Interest expense	109	137	140	246	295
(+) Financial charges of bonds repurchase transaction	154	303	224	456	287
(+) Impairment of recoverable ICMS	22	25	23	48	45
(+) Provisions and other	2	14	8	15	16
(+) Tax Credits	(839)	(11)	(10)	(850)	(10)
(+) Reversal of provision for contingencies	-	-	(14)	-	(14)
Decrease (increase) in assets	-	-	-	-	-
Trade accounts receivable	(57)	(58)	150	(115)	313
Inventories	56	(83)	(57)	(27)	(138)
Recoverable taxes	(58)	(12)	(48)	(70)	(79)
Other assets/advances to suppliers	154	(2)	(28)	152	(48)
Increase (decrease) in liabilities	-	-	-	-	-
Trade payable	40	2	113	42	94
Taxes payable	2	(26)	18	(24)	15
Payroll, profit sharing and related charges	(0)	(34)	22	(35)	(21)
Other payable	(5)	(6)	(19)	(11)	(45)
Cash provided by operating activities	-	-	-	-	-
Interest received	20	23	28	43	85
Interest paid	(78)	(161)	(217)	(239)	(353)
Income taxes paid	(2)	(3)	(12)	(5)	(16)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**666**	**311**	**583**	**977**	**998**
Cash flows from investing activities	-	-	-	-	-
Acquisition of property, plant and equipment and forest	(398)	(305)	(329)	(704)	(570)
Advance for wood acquisition from forestry partnership program	(20)	3	(21)	(17)	(29)
Marketable securities, net	(132)	269	279	137	859
Cash from sale of investments - Asset Light project	20	883	-	903	-
Proceeds from sale of property, plant and equipment	8	(16)	17	(8)	39
Derivative transactions settled	(9)	(12)	(2)	(20)	(15)
Others	(0)	(0)	(0)	(1)	0
NET CASH USED IN INVESTING ACTIVITIES	**(531)**	**821**	**(57)**	**290**	**284**
Cash flows from financing activities	-	-	-	-	-
Borrowings	1,518	910	962	2,427	981
Repayments - principal amount	(1,389)	(2,124)	(1,590)	(3,513)	(2,398)
Premium paid in the Eurobonds "Fibria 2020" repurchase transaction	(143)	(183)	(146)	(326)	(188)
Other	3	3	7	6	4
NET CASH USED IN FINANCING ACTIVITIES	**(11)**	**(1,394)**	**(767)**	**(1,405)**	**(1,601)**
Effect of exchange rate changes on cash and cash equivalents	(25)	(52)	(1)	(77)	(8)
Net increase (decrease) in cash and cash equivalents	99	(314)	(241)	(215)	(326)
Cash and cash equivalents at beginning of year	958	1,272	859	1,272	944
Cash and cash equivalents at end of year	1,057	958	618	1,057	618

21

2Q14 Results

Appendix V – EBITDA and adjusted EBITDA breakdowns (CVM Instruction 527/2012)

Adjusted EBITDA (R$ million)	2Q14	1Q14	2Q13
Income (loss) of the period	631	19	(593)
(+/-) Financial results, net	68	170	1,162
(+) Taxes on income	308	64	(389)
(+) Depreciation, amortization and depletion	487	412	466
EBITDA	1,494	665	646
(-) Fair Value of Biological Assets	(87)	-	(36)
(+/-) Loss (gain) on disposal of property, plant and equipmen	3	1	39
(+) Impairment of recoverable ICMS	22	25	23
(-) Tax credits/reversal of provision for contingencies	(839)	(12)	(25)
EBITDA Ajustado	594	679	647

EBITDA is not a standard measure defined by Brazilian or international accounting rules and represents earnings (loss) in the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company presents adjusted EBITDA according to CVM Instruction no. 527 of October 4, 2012, adding or subtracting from the amount the provisions for losses on recoverable ICMS, non-recurring write-offs of fixed assets, the fair value of biological assets and tax credits from recovered contingencies to provide better information on its ability to generate cash, pay its debt and sustain its investments. Neither measurement should be considered as an alternative to the Company's operating income and cash flows or an indicator of liquidity for the periods presented.

22

2Q14 Results 23 Appendix VI – Economic and Operational Data Exchange Rate (R$/US$) 2Q14 1Q14 4Q13 3Q13 2Q13 1Q13 2Q14 vs 1Q14 2Q14 vs 2Q13 1Q14 vs 4Q13 4Q13 vs 3Q13 3Q13 vs 2Q13 2Q13 vs 1Q13 Closing 2.2025 2.2630 2.3426 2.2300 2.2156 2.0138 -2.7% -0.6% -3.4% 5.0% 0.6% 10.0% Average 2.2295 2.3652 2.2755 2.2880 2.0666 1.9966 -5.7% 7.9% 3.9% -0.5% 10.7% 3.5% Pulp sales distribution, by region 2Q14 1Q14 2Q13 2Q14 vs 1Q14 2Q14 vs 2Q13 Last 12 months Europe 42% 46% 43% -4 p.p. -2 p.p. 43% North America 22% 19% 28% 4 p.p. -6 p.p. 23% Asia 27% 26% 21% 1 p.p. 6 p.p. 24% Brazil / Others 9% 9% 8% -0 p.p. 1 p.p. 10% Pulp price - FOEX BHKP (US$/t)* Jun-14 May-14 Apr-14 Mar-14 Feb-14 Jan-14 Dec-13 Nov-13 Oct-13 Sep-13 Aug-13 Jul-13 Europe 742 751 759 766 768 770 771 770 770 777 794 810 Financial Indicators Jun/14 Mar/14 Jun/13 Net Debt / Adjusted EBITDA (LTM*) (R$) 2.3 2.4 3.3 Net Debt / Adjusted EBITDA (LTM*) (US$) 2.4 2.4 3.0 Total Debt / Total Capital (gross debt + net equity) 0.4 0.4 0.4 Cash + EBITDA (LTM*) / Short-term Debt 3.3 3.0 5.3 *LTM: Last tw elve months Reconciliation - net income to cash earnings (R$ million) 2Q14 1Q14 2Q13 Net Income (Loss) before income taxes 939 83 (983) (+) Depreciation, depletion and amortization 487 412 466 (+) Foreign exchange and unrealized (gains) losses, net (113) (151) 596 (+) Fair value of financial instruments (59) (120) 200 (+) Fair value of biological assets (87) - (36) (+) Loss (gain) on disposal of Property, Plant and Equipment 3 1 39 (+) Interest on Securities, net (23) (23) (21) (+) Interest on loan accrual 109 137 140 (+) Financial charges on BONDS redemption 154 303 224 (+) Accruals for losses on ICMS credits 22 25 23 (+) Provisions and other 2 14 8 (+) Tax Credits (839) (11) (10) (+) Reversal of provision for contingencies - - (14) Cash earnings (R$ million) 595 670 632 Outstanding shares (million) 554 554 554 Cash earnings per share (R$) 1.1 1.2 1.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2014

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO